Contact

www.linkedin.com/in/danielfahrner (LinkedIn)

Top Skills

Marketing Strategy
Social Media Marketing
SEO

Dan Fahrner

Founder, CEO — Shake Up Cocktails
Indianapolis, Indiana, United States

Summary

I'm grateful to have received some pretty fantastic experience in the following areas:

— digital advertising & analytics certified (Google & Social)
— consulted and coached 150+ executives (C-suite)
— built sales & accounts team and process
— managed teams of people
— facilitated meetings & creative exercises (core values, strategy, etc.)

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Experience

Shake Up Cocktails
CEO
October 2020 - Present (5 years 6 months)
Indianapolis, Indiana, United States

Celebrate with Shake Up canned cocktails + spirits made at the Indiana State Fair. Find us in IN, IL & WI

Big Tempo
Founder / Consultant / Marketer
September 2018 - Present (7 years 7 months)
Indianapolis, Indiana Area

Big Tempo is a digital advertising agency focused on activating your "passive" audiences using smart data segmentation, search engines, social media, and analytics to increase engagement, leads, and revenue for your business.

Emplify - Employee Engagement
Employee Engagement Strategist
June 2017 - December 2018 (1 year 7 months)
Fishers, IN

As Employee Engagement Strategist, I help leaders engage their people to improve communication and business performance. This includes leadership and culture coaching for CEO's and executives, as well as account expansion.

Emplify is trusted by companies like Ivy Tech Community College, Herff Jones, Appirio, Cheetah Digital, Autobell, and many others.

SmallBox
7 years 6 months

Client Service Director
March 2015 - May 2017 (2 years 3 months)
Indianapolis, Indiana Area

As Client Service Director, I oversee the entire client experience from our very first interactions to relationship anniversaries and everything in between. I love the business development aspects of connecting and helping uncover big opportunities, but especially strategic consulting for leaders and facilitating strategic exercises where I am able to channel my previous life as a musician.

I have over 7 years of deep industry experience with B2B, non-profits, member associations, and higher education, which includes marketing and communications, organizational culture, customer experience design, and brand strategy.

Director of Marketing Services
December 2009 - March 2015 (5 years 4 months)
Indianapolis

I began my career as a digital marketer with a specialization in digital advertising using tools like Google Adwords, Facebook, Twitter and media buying for lead generation. This quickly expanded into using the entire digital marketing ecosystem to create a cohesive brand experience beginning with audience research, strategy and messaging design, and even facilitating storytelling workshops.

Musical Family Tree
Managing Director
December 2009 - January 2012 (2 years 2 months)

Musical Family Tree is an online music archive featuring mostly Indiana bands from the Punk scene through the present. It's also an online community hub for musicians with Indiana Roots.

Broad Ripple Music Fest
Festival Director
May 2009 - January 2012 (2 years 9 months)

The annual BRMF invades Indy's favorite cultural community mecca every October. The historic Broad Ripple Village is the canvas for over 150 local, regional and national artists performing on 17 stages including historic live music staples such as the Vogue Theatre, as well as dance clubs, neighborhood watering holes and even family and children's venues.

Transpanther Group - Artist Touring & Management
Owner / Operator
October 2008 - July 2011 (2 years 10 months)

National Touring and Management Agency / Concert Promoter for indie rock and experimental artists.

Vogue Theatre
Concert Production Manager
October 2006 - December 2009 (3 years 3 months)

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Education

Ball State University - College of Business
BA, Entrepreneurship · (2002 - 2006)